CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

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TSX.V: CPT

December 12th, 2007

OTC.BB (US): CBTGF

CIBT Expands to Fuzhou city in Fujian Province, China

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business and Technology Corp., has signed an agreement to establish a CIBT Vocational Center at the Xinhua Technical College (“XTC”) in Fuzhou, China. This new CIBT center will deliver a variety of vocational and technical trade programs offered by CIBT and its US and Canadian academic partners including machinery repair, trade management and other vocational programs.

Fujian province is located in the southeastern part of China along the coast with provincial population of 35 million.  Fuzhou is the capital and the largest city in Fujian province with a city population of 6.6 million and nearly 2,000 years of history.  Fuzhou enjoyed a GDP growth rate of 12.2%, amounting to $20.7 billion in 2006.  According to government statistics, Fuzhou ranks as one of China’s 50 most economically robust cities.  As an industrial center and seaport on the Min River, Fuzhou is a transportation hub for both land and sea traffic.  Major industries in the area include fishing, information technology, and textiles.

“We will continue to strive to accelerate our expansion pace to meet our target of 50 CIBT teaching locations by 2010," commented Toby Chu, Vice Chairman and CEO of CIBT.  "Our strategy of establishing CIBT Education Centers, CIBT Vocational Centers and CIBT Technology Centers across China supported by traditional full scale campuses in each region is proving to be successful.”

About Xinhua Technical College:

Established in 1998, Xinhua Technical College is a public vocational education institution located in Fuzhou. With a campus size covering 33 acres and an enrollment of 5,200 students, Xinhua Technical College delivers more than 20 diploma programs including Mechanics and Electronics, Beauty and Fashion Design, Administration, Hospitality, Computer Science, and Information Technology. The college’s career center has established partnerships with over 400 large-cap and international corporations to assist students in their career search.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

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